Cobra® Electronics Corp

12-31-04



2004 ANNUAL REPORT

CORPORATE PROFILE

Cobra Electronics Corporation is a leading global manufacturer of communication and navigation products, with a track record of delivering innovative and award-winning products. Building upon its leadership position in the GMRS/FRS two-way radio, radar detector and Citizens Band radio industries, Cobra identified new growth opportunities and has aggressively expanded into the GPS, mobile navigation and marine markets over the last year. The Consumer Electronics Association, Forbes and Deloitte & Touche have all recognized Cobra for the company's innovation and industry leadership.

Table of Contents

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)	2004	2003	Percent Change
Operating Data			
Net sales	$122,877	$114,811	7.0%
Gross profit	32,225	30,655	5.1%
Operating income	3,888	3,140	23.8%
Income before income taxes	3,877	3,143	23.4%
Net earnings	2,381	1,841	29.3%
Net earnings per common share:			
Basic	0.37	0.29	27.6%
Diluted	0.36	0.28	28.6%
As of December 31:			
Total assets	$ 82,494	$ 76,233	8.2%
Shareholders' equity	60,127	57,701	4.2%
Book value per share	9.33	8.99	3.8%
Shares outstanding	6,445	6,420	0.4%

Net Earnings Per Diluted Share



$0.26
$0.28
$0.36
2002
2003
2004

Book Value Per Share



$8.70
$8.99
$9.33
2002
2003
2004

REPORT TO SHAREHOLDERS



Carl Korn, Chairman of the Board, (left),
James R. Bazet, President and CEO

We are pleased to report to our shareholders solid results for 2004 and bright prospects for 2005 and beyond. Our efforts last year resulted in an increase in sales and earnings, a strong balance sheet, a broader and stronger product line, and increased global distribution. We established growth vehicles in our new businesses of mobile navigation, recreational global positioning systems and marine electronics, and captured new opportunities in our legacy businesses, including two-way radios, radar detectors and Citizens Band radios. We are positioned to enhance these successes in 2005.

A key milestone for Cobra was the launch of our first mobile navigation product, the *NAV ONE™ 3000*. Featuring "plug and go" capability with street-level detail for the 48 contiguous states, Hawaii and principal Canadian cities on an internal hard drive, the *NAV ONE 3000* has no memory cards to manipulate, and there is no need to download information from a personal computer. The *NAV ONE 3000* brings innovative features to the category, including a large screen that provides "at-a-glance" readability, a gyroscope that tracks the vehicle's location when satellite signals are temporarily interrupted and an infrared data port that accepts a destination address from a PDA. These features, combined with Cobra's reputation for innovative and high-quality consumer electronics, garnered broad distribution for this product in 2004, and we are securing additional placement in 2005.

Cobra also expanded its line of handheld GPS products in 2004 with the launch of the *GPS 1000 DLX* in the third quarter. This full-mapping product extends the market for Cobra's handheld line from outdoor sports enthusiasts to consumers looking for street-level detail and driving directions. The *GPS 1000 DLX* offers consumers the fastest satellite acquisition time available in a handheld GPS and features Rand McNally® StreetFinder® software.

Cobra's entry into marine electronics leverages the tremendous brand equity that Cobra enjoys among users of our other products, many of whom are recreational boaters. In late 2003, Cobra launched a line of marine VHF radios and power inverters that have built momentum in this market. This is a challenging market to penetrate, as both retailers and consumers exhibit strong brand loyalty. However, these tendencies are working to Cobra's advantage as we continue to make steady progress in this category.

Mobile navigation, handheld GPS and marine electronics will continue to offer growth opportunities for Cobra, but we cannot afford to stand still. In mobile navigation, we will expand our product line with the introduction in 2005 of three new models, including one with real-time traffic information. This broader lineup of mobile navigation products will heighten our appeal to both retailers and consumers. In marine electronics, Cobra will add to its current product offerings by introducing two new chartplotters in late 2005.

Our legacy product categories performed well in 2004. Radar detection sales, in particular, were strong as Cobra's new line of 11-Band™ detectors, with their innovative and

"We established growth vehicles in our new businesses of mobile navigation, recreational global positioning systems and marine electronics and captured new opportunities in our legacy businesses, two-way radios, radar detectors and Citizens Band radios. We are positioned to enhance these successes in 2005."

Jim Bazet, President and CEO

attractive designs and exclusive features, increased consumer demand and retail placement. Citizens Band radio sales also increased, as Cobra expanded its shelf space in consumer retail channels while maintaining its dominant share of the travel center and truck stop distribution channels. In two-way radios, Cobra maintained its leading worldwide share, in spite of a decline in the overall market for these products.

As with our new product categories, Cobra will continue to develop innovative and exciting new products in our legacy categories. In 2005, we will introduce a new line of two-way radios, including one that provides a range of up to 12 miles, as well as advanced technology that offers additional privacy codes for less interference from other users. Cobra also will introduce a new line of power inverters with advanced safety and control features and at attractive price points for car, truck and RV owners.

International sales also increased in 2004, driven by strong sales of two-way radios, recreational GPS and our new line of marine radios. In particular, two-way radio sales in Canada were strong, as the government approved in September the sale of higher-powered GMRS radios. We anticipate further growth in 2005, led by broader distribution of marine radios in Europe.

Our financial results in 2004 further illustrate that Cobra is on the right course. Sales increased to $122.9 million, an increase of 7% over 2003, and earnings increased to $2.4 million, a 29% increase from the prior year. Cobra sustained its strong financial position, ending the year with no interest-bearing debt and $2.6 million in cash.

Our company and our employees remain committed to giving back to the communities in which we live. Among the beneficiaries of our support are the men and women of our armed forces stationed in Iraq, to whom we have donated numerous two-way and Citizens Band radios.

We are confident that Cobra has established a course that will lead to continued increases in revenues, earnings and shareholder value. We appreciate your continued support.

Sincerely,

Carl Korn
Chairman of the Board

Jim Bazet
President & Chief Executive Officer

March 31, 2005



THE YEAR IN REVIEW

2004 Cobra delivered the technological goods

In 2004 Cobra successfully brought cutting-edge products to market and made real its proposition to evolve from a hardware manufacturer to a technology innovator and provider.



Cobra has capitalized on emerging GPS technology by doing what Cobra does best: taking technology to the consumer with innovative, well-designed products that improve users' lifestyles. From the *NAV ONE*™ mobile navigation products to *GPS 1000 DLX* handheld units to the new line of marine VHF radios and power inverters, Cobra has boldly entered new, emerging market segments, bringing its expertise, quality and brand equity to each endeavor. Furthermore, while making significant inroads in these markets, Cobra continues its market leadership role in the GMRS two-way radio, Citizens Band radio and radar detector markets with an intuitive and forward-looking product development process.

Left: Cobra understands today's lifestyles demand more. Connectability, compatibility and reliability are imperative product attributes for the tech-savvy consumer on the go. With Cobra's handheld GPS 1000 DLX, directions and routes to business appointments or family outings are right at hand—quickly accessible, easily downloadable and very convenient.

The results of 2004 set the course for the future of Cobra Electronics. With a renewed focus on innovation, a product development approach that increases the breadth and strength of product lines for the long-term, and a never-ending commitment to expand its distribution channels, Cobra looks forward to continued growth in the coming year and beyond.

Left: The MR HH300 is a dual power marine transceiver with 10 NOAA Weather Channels, all USA, Canada and International channels, Weather Alert, Instant Channel 16/9 for emergency situations and dual watch which monitors two channels simultaneously. Created with boaters in mind, this powerful unit gives the user reliability and the ability to instantly communicate while on the water.

At the end of 2003, Cobra made its plans for the future clear in its Annual Report to Shareholders: "By clearly identifying three new and highly expandable product categories, Personal Communications, Navigation and Marine, we step into our new fiscal year with an adjusted focus. Not only will this new focus enable us to maximize our role as innovator, it empowers us to aggressively pursue new, untapped channels of distribution." And pursuing those "new, untapped channels of distribution" was a big part of 2004.

For instance, the *GPS 1000 DLX* was the best received model of Cobra's GPS handheld series. This performance of the *GPS 1000 DLX* speaks volumes about the product development process at Cobra and how the Company's new approach is translating to better sales at the retail level.

Hailed at the 2004 International Consumer Electronics Show as one of the "Best of Innovations" products, the *NAV ONE 3000* mobile navigation system made its presence known in electronics and auto-aftermarket retail outlets in 2004. The *NAV ONE 3000* retail launch was another important success for Cobra during 2004.




Cobra
GPS SOLUTIONS
RAND McNALLY
StreetFinder
Deluxe Travel Navigation Software
Cobra
GPS1000
Map
23.9
46.9
page
power
menu
find
enter
zoom
esc
64MB
Kingston

Left: GPS is no longer 'the future'; it is now. Cobra's aggressive entrance into the GPS marketplace with its handheld GPS 1000 DLX puts an emerging technology into the hands of everyday consumers. A mapping and routing device containing Rand McNally maps of the 48 contiguous states with ASAP II technology offering the fastest acquisition times available, Cobra's GPS 1000 DLX has changed the way people hike, bike, drive and walk to both new and favorite destinations.

Top Right: Designing a product that received critical accolades and consumer praise alike was no accident. Cobra's NAV ONE 3000 is the result of a collaborative product development process. From the first product concept to the design team's vision to consumer focus groups to actual delivery of product to market, the NAV ONE 3000 mobile navigation system was created with the consumer in mind.

The strength of the Cobra brand gave great footing to the Company's new line of marine power inverters and VHF radios, which were launched in late 2003. Efforts to maximize distribution channels paid off as Cobra MARINE™ products penetrated sporting goods and marine retail outlets domestically. Most notable, however, was the excellent sales performance of the marine product line in Europe. The strong push to expand distribution channels resulted in strong sales for marine products among Europe's recreational boaters.

Renewed focus on consumer's wants/needs — The story of product development

The evolution of Cobra from a hardware manufacturer to technology innovator meant a drastic shift in Company philosophy. The "Develop or Die" mentality in 2004 continues to be a mantra for the Company and a driving force in the product development process. To be a leader in emerging technologies, a company must be willing to listen closely and respond quickly – something Cobra understands and implements on a daily basis.

The design of any Cobra product means careful research. From examining technology trends and advances to evaluating cost of entry to mapping the competitive landscape, Cobra's process helps the Company develop product lines for the long-term. And it's not just about adding the latest technology to any given product; it's about asking the question, "How does this technology benefit the consumer?"

Another key component of the process is the communication with and feedback from Cobra's retail customers. Starting with focus groups at the initial stages of a product's development,



Cobra listens to its customers' needs, wants and desires with a particular product. Then the Company can improve its process, build a better product, and, ultimately, improve its sales.

Product purchasing decisions are driven primarily by how well a particular product fits into consumers' lifestyles and how much it improves their lifestyles. The range of GMRS two-way radios or the accuracy of a mobile navigation system are more than product attributes; they are features that are important to the customer. Cobra strives to bring products to market that surpass expectations and live up to the "Nothing Comes Close to a Cobra®" motto.

Right: Quality Manufacturing by a Cobra Supplier: PCB assembly line, fully automated surface mounting of Nav One 3000 components. After the PCB line, the Nav One components are moved to casing for final assembly.





Above and Left: Cobra continues its leadership positions in the radar detection and handheld GMRS two-way radios by giving consumers the features they need to reap real benefits and improve their lifestyles. Cobra exclusives like Intellimute™, IntelliShield™ and Strobe Alert give users of the XRS line of detectors the most accurate and up-to-the-minute information available. And for those who rely on Cobra's microTALK® line of GMRS two-way radios, their wide ranges, numerous channel capabilities, NOAA Weather Channels, privacy codes, Scan and VibrAlert® options make them the clear choice for quick, easy communication.

Making our good products better

2004 was a year of continued success for the Company's legacy product lines: radar detectors, handheld radios and Citizens Band radios. Having achieved leadership positions in all categories, Cobra thoroughly understands its audience, the product features and consumer benefits that make these products the best sellers in the marketplace.


Cobra
micro
NOAA
WEATHER
RADIO
VOX
10 Channel Memory
SCAN
Call Alert
Water Resistant
VibrAlert®
Selectable Hi/Low Power
Signal Strength Meter
RECHARGEABLE NIMH BATTERIES INCLUDED!
2 UNIT CHARGER INCLUDED!

Cobra's line of 11-Band radar detectors, first unveiled in 2003, performed very well last year with continued customer accolades and correspondingly strong sales. The ongoing push for increased distribution channels resulted in a significant increase in shelf space in consumer retail channels for Cobra's Citizens Band radios in 2004. As *the* Company that set the industry standard for excellence in Citizens Band radios, Cobra continues to make product improvements in its ongoing effort to maintain its status as market leader in the category.

Cobra's line of GMRS two-way radios continues to outperform the competition as the most popular brand used recreationally while gaining acceptance for professional use. Another highlight for these handheld radios in 2004 was the Canadian government's approval of the sale of GMRS two-way radios, which resulted in strong sales in that country.


THANKS
COBRA!
3-1-69
IN

Reliable products, reliable company

In recapping the highlights of 2004, Cobra proudly recounts its efforts to help the U.S soldiers abroad. The Company's line of GMRS two-way radios has aided communication, saving lives of soldiers in Iraq. It is with great pride and patriotism that the Company provided these radios to the troops for their use in communicating with one another. And while the product development process may not have contemplated the use of the Cobra handheld radio in a war zone, it is rewarding to know that Cobra is, in its own way, helping make a difference.

Also meaningful was the Company's donation of handheld radios to the rescue and recovery efforts in Southeast Asia following the tsunami. The events of a single day have totally devastated that region. It is Cobra's hope that the ability for relief workers to communicate easily can make a positive difference in the unbelievable task still before them.

Above: At Cobra, we heard the call to "Support our Troops". Here the 369th Infantry unit of the United States Army stationed in Iraq shows its appreciation for the shipment of the Cobra GMRS two-way radios. The compact size of the radios with their 22 channels and 38 privacy codes, gives the soldiers an immediate, compact and efficient way to communicate with one another in a volatile and dangerous environment.

"You guys really made the difference with us. The very first day we got the radios we went on a convoy and all of our military radios went down. The handheld Cobra sent saved the day, and we had a safe convoy because of you all. You literally made the gift of life over here. I appreciate it greatly."

First Sergeant U.S Army





Future of Cobra

2004 was truly significant for Cobra Electronics. The Company positioned itself as a technology innovator, entering new market segments while continuing to maintain market leadership positions in its legacy categories. Cobra product lines performed well overall with both domestic media and consumers responding favorably to new products. With increases in sales and earnings year-to-year and a strong balance sheet, the Company counts 2004 as a banner year in the process of its evolution.

On the horizon, Cobra will continue to lead where others follow. With GPS still categorized as an emerging technology for consumers, Cobra has already secured a spot as a "manufacturer to watch" in a new medium. The Company is enhancing its critically acclaimed *NAV ONE* product line and providing consumers with "more of what they want" in a mobile navigation system. The newest models will keep the product line moving forward with new emerging technology that offers features that are under development such as real-time traffic reroute and an enhanced *Accelerometer* technology that keeps the driver on track if the satellite connection is interrupted.

The marine power inverters and VHF radios have had good momentum in early 2005, with the global marketplace

Left: Above: NAV ONE 3000 continues to attract consumer and media interest for exclusive features such as PDA beaming, allowing the consumer to instantly beam address information from their PDA into the NAV ONE.

Below: At the January 2005 International Consumer Electronics Show, Cobra showcased its dynamic product line for emerging and established consumer technologies. Capturing the media spotlight with its latest product releases, Cobra's exhibit at ICES was one of its best in the history of the Company.

and untapped distribution channels offering substantial paths for growth. As Cobra continues to leverage its brand in the marine market, the Company is dedicated to further growth in this product line with investments in new personnel and technology. Cobra is introducing two chartplotters to its marine offerings, followed by a new product line in 2006.

Cobra will continue to lead the GMRS two-way radio market with increased range and privacy codes in its 2005 product line, providing long-time users with opportunities to upgrade to more powerful technology at attractive price points. A new camouflage 12-mile range radio being introduced this summer will further appeal to Cobra's loyal users. Just as recreational users have come to rely on two-way radios, the increasing use of GMRS two-way radios in professional settings offers Cobra many other avenues to pursue.

The future for Cobra Electronics is indeed bright. The Company's responsive approach to product development, establishment of strong market position in emerging technologies and a broader product lineup has provided immediate sales opportunities. Cobra's new product line extensions, fueled by the Company's strong reputation and brand equity with consumers and retailers, are quite a powerful combination. ■


NOTHING COMES CLOSE TO A Cobra
Cobra
MOBILE NAVIGATION

CONSOLIDATED STATEMENTS OF EARNINGS

In thousands, except per share amounts	Years Ended December 31, 2004	2003	2002
Net sales	$122,877	$114,811	$135,840
Cost of sales	90,652	84,156	101,563
Gross profit	32,225	30,655	34,277
Selling, general and administrative expense	28,337	27,515	31,074
Operating income	3,888	3,140	3,203
Other income (expense):			
Interest expense	(110)	(162)	(228)
Other income, net	99	165	91
Income before income taxes	3,877	3,143	3,066
Tax provision	1,496	1,302	1,346
Net earnings	$ 2,381	$ 1,841	$ 1,720
Net earnings per common share:			
Basic	$ 0.37	$ 0.29	$ 0.27
Diluted	$ 0.36	$ 0.28	$ 0.26
Weighted average shares outstanding:			
Basic	6,439	6,420	6,373
Diluted	6,603	6,495	6,505

CONSOLIDATED BALANCE SHEETS

In thousands, except share data	At December 31, 2004	2003
Assets		
Current assets:		
Cash	$ 2,600	$ 4,736
Receivables, less allowances for claims and doubtful accounts of $270 in 2004 and $577 in 2003	27,181	22,437
Inventories, primarily finished goods	19,551	20,668
Deferred income taxes	5,209	5,265
Loan receivable	2,465	—
Other current assets	3,487	3,285
Total current assets	60,493	56,391
Property, plant and equipment, at cost:		
Buildings and improvements	4,939	4,464
Tooling and equipment	16,318	21,379
	21,257	25,843
Accumulated depreciation	(14,792)	(19,466)
Land	330	330
Net property, plant and equipment	6,795	6,707
Other assets:		
Cash surrender value of officers' life insurance policies	7,024	6,564
Intangible assets	8,182	4,846
Loan receivable	—	1,725
Total other assets	15,206	13,135
Total assets	$ 82,494	$ 76,233
Liabilities and Shareholders' Equity:		
Current liabilities:		
Accounts payable	$ 4,785	$ 3,073
Accrued salaries and commissions	1,074	1,189
Accrued advertising and sales promotion costs	2,470	2,766
Accrued product warranty costs	1,277	1,524
Accrued income taxes	1,896	157
Other accrued liabilities	1,696	1,296
Total current liabilities	13,198	10,005
Non-current liabilities:		
Deferred compensation	5,564	4,556
Deferred income taxes	3,206	3,836
Other long term liabilities	399	135
Total non-current liabilities	9,169	8,527
Total liabilities	22,367	18,532
Shareholders' equity:		
Preferred stock, $1 par value, shares authorized-1,000,000; none issued	—	—
Common stock, $.33 1/3 par value, 12,000,000 shares authorized, 7,039,100 issued for 2004 and 2003	2,345	2,345
Paid-in capital	19,650	19,772
Retained earnings	42,271	39,890
Accumulated comprehensive (loss) income	(17)	16
	64,249	62,023
Treasury stock, at cost (594,285 shares for 2004 and 619,323 shares for 2003)	(3,722)	(3,922)
Officer's note receivable	(400)	(400)
Total shareholders' equity	60,127	57,701
Total liabilities and shareholders' equity	$ 82,494	$ 76,233

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Years Ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net earnings	$ 2,381	$ 1,841	$ 1,720
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization	3,369	2,732	2,738
(Gain) loss on cash surrender value (CSV) of life insurance	(203)	(306)	79
Tax benefit from stock options exercised	78	—	43
Deferred income taxes	(574)	1,450	407
Loss on sale of fixed assets	91	2	3
Changes in assets and liabilities:			
Receivables	(4,687)	2,463	17,014
Inventories	1,176	312	1,234
Other current assets	(355)	77	(1,049)
Intangible assets	(2,818)	(2,408)	(1,514)
Accounts payable	1,693	(1,251)	1,357
Accrued income taxes	1,739	(441)	207
Accrued liabilities	(297)	173	(2,648)
Deferred compensation	1,009	771	457
Other long term liabilities	264	135	—
Net cash flows from operating activities	2,866	5,550	20,048
Cash flows used in investing activities:			
Capital expenditures	(2,043)	(1,500)	(2,333)
ERP system	(1,808)	—	—
Premiums on CSV life insurance	(257)	(292)	(292)
Loan receivable	(740)	(1,725)	—
Net cash flows used in investing activities	(4,848)	(3,517)	(2,625)
Cash flows used in financing activities:			
Net borrowings (repayments) under the line-of-credit agreement	—	—	(15,378)
Transactions related to exercise of stock options, net	—	—	509
Transactions related to officer's note receivable	—	—	(400)
Net cash flows used in financing activities	—	—	(15,269)
Effect of exchange rate changes on cash and cash equivalents	(154)	(126)	—
Net (decrease) increase in cash	(2,136)	1,907	2,154
Cash at beginning of year	4,736	2,829	675
Cash at end of year	$ 2,600	$ 4,736	$ 2,829
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 110	$ 162	$ 277
Income taxes, net of refunds	$ 364	$ 530	$ 600

QUARTERLY FINANCIAL DATA

In thousands, except per share amounts	Quarter Ended March 31 2004	March 31 2003	June 30 2004	June 30 2003	September 30 2004	September 30 2003	December 31 2004	December 31 2003
Net sales	$ 22,666	$ 20,554	$ 25,186	$ 26,622	$ 31,014	$ 26,304	$ 44,010	$ 41,331
Cost of sales [a]	17,525	15,440	18,351	18,866	22,874	19,232	31,901	30,618
Gross profit	5,141	5,114	6,835	7,756	8,140	7,072	12,109	10,713
Selling, general and administrative expense [b]	5,919	5,810	6,057	7,057	7,312	6,615	9,049	8,033
Operating income (loss)	(778)	(696)	778	699	828	457	3,060	2,680
Tax provision (benefit) [c]	(309)	(306)	285	272	335	261	1,186	1,075
Net earnings (loss)	(542)	(453)	501	407	571	391	1,851	1,496
Net earnings (loss) per share [d]:								
Basic	(0.08)	(0.07)	0.08	0.06	0.09	0.06	0.29	0.23
Diluted	(0.08)	(0.07)	0.08	0.06	0.09	0.06	0.28	0.23
Weighted average shares outstanding:								
Basic	6,423	6,420	6,445	6,420	6,445	6,420	6,445	6,420
Diluted	6,630	6,479	6,625	6,487	6,559	6,506	6,589	6,511
Stock Price:								
High	11.540	7.200	9.250	7.100	8.920	7.340	9.250	7.560
Low	7.400	5.840	8.110	5.950	6.020	5.760	7.020	6.250
End of Quarter	8.151	6.020	9.050	6.930	7.210	6.840	8.110	7.550
Trading Volume	2,113	388	559	845	531	550	706	644

(a) The fourth quarter of 2004 included $614,000 of increased amortization expense associated with a change in estimated economic useful life for certain handheld GPS intangible assets.

(b) The fourth quarter of 2004 included a reduction of $308,000 in the allowance for doubtful accounts based on the Company's write-off history in the last five years and specifically identified accounts that might be at risk.

(c) Income tax expense in the fourth quarter of 2004 reflected a $207,000 valuation allowance for the deferred net operating loss carry-forward tax asset related to Cobra Electronics Europe Limited.

(d) The sum of the quarterly net earnings per share amounts may not equal the annual amount because net earnings per share are calculated independently for each quarter.

FIVE YEAR FINANCIAL SUMMARY

	Years Ended December 31,				
In thousands, except per share amounts	2004	2003	2002	2001	2000
Operating Data:					
Net sales	$122,877	$114,811	$135,840	$150,031	$143,204
Gross profit	32,225	30,655	34,277	38,989	39,421
Selling, general and administrative expense	28,337	27,515	31,074	28,404	26,600
Expenses for the terminated Lowrance acquisition	—	—	—	1,402	—
Operating income	3,888	3,140	3,203	9,183	12,821
Tax provision	1,496	1,302	1,346	3,594	4,132
Net earnings	2,381	1,841	1,720	4,685	7,189
Net earnings per share:					
Basic	0.37	0.29	0.27	0.75	1.17
Diluted	0.36	0.28	0.26	0.73	1.12
As of December 31:					
Total assets	82,494	76,233	74,782	89,592	77,761
Short-term debt	—	—	—	—	13,376
Long-term debt	—	—	—	15,378	—
Shareholders' equity	60,127	57,701	55,879	53,972	48,626
Book value per share	$ 9.33	$ 8.99	$ 8.70	$ 8.56	$ 7.89
Shares outstanding	6,445	6,420	6,420	6,303	6,166

The financial statements and selected financial data included herein have not been audited. The information was derived from the full consolidated financial statements for the year ended December 31, 2004, which were presented in accordance with accounting principles generally accepted in the United States of America and which were audited by Grant Thornton LLP in accordance with auditing standards generally accepted in the United States of America. Copies of the full consolidated financial statements and of the independent auditors' report that expressed an unqualified opinion (dated February 11, 2005) are included in the Company's Proxy Statement and in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, both of which are available on request.

CORPORATE INFORMATION

Transfer Agent and Registrar
Shareholder address changes should be sent directly to:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10007
(718) 921-8206

Form 10-K and Proxy Statement
A copy of the company's Form 10-K and Proxy Statement will be sent to shareholders upon written request to Michael Smith, Senior Vice President and Chief Financial Officer, or by e-mail to msmith@cobra.com.

Annual Meeting
You are cordially invited to Cobra Electronics Corporation's annual meeting of shareholders to be held on Tuesday, May 10, 2005 at 11:00 a.m. The meeting will be held at the offices of Sidley Austin Brown & Wood LLP, Bank One Plaza, 10 South Dearborn St., Chicago, IL 60603 on the 55th Floor in Room 2-C.

Record date for voting at the meeting is April 1, 2005.

Summary Annual Report
This report is in a summary format. It is intended to present 2004 results in a simple, readable style. The more detailed operational and financial material is part of the Proxy Statement.

Corporate Officers
Carl Korn
Chairman of the Board

James R. Bazet
President and Chief Executive Officer

Anthony A. Mirabelli
Senior Vice President –
Marketing & Sales

Michael Smith
Senior Vice President
and Chief Financial Officer

Gerald M. Laures
Vice President–Finance
and Corporate Secretary

Board of Directors
James R. Bazet, President
and Chief Executive Officer
Cobra Electronics Corporation

William P. Carmichael
Director of Nations Funds Trust,
The Finish Line, Inc., Rayovac
Corporation and Simmons Company

Henry G. Chiarelli
Industry Consultant

Carl Korn
Chairman of the Board

Ian R. Miller
Founder/Owner
The Brand Practice LLC Business/
Marketing/Branding Experts

Robert P. Rohleder
Retired Partner
Deloitte & Touche LLP

Barry S. Rosenstein*
Managing Partner
JANA Partners LLC

Harold D. Schwartz
President, Chez & Schwartz, Inc.
Marketing Consultants

* Retiring from Board effective May 10, 2005

Corporate Headquarters
Cobra Electronics Corporation
6500 West Cortland Street
Chicago, Illinois 60707
Phone (773) 889-8870
Fax (773) 889-1678
Consumer Service (773) 889-3087
Website: www.cobra.com

Independent Accountants
Grant Thornton LLP,
Chicago, Illinois

Corporate Counsel
Sidley Austin Brown & Wood LLP,
Chicago, Illinois

Cobra Electronics Europe Limited
Michael B. Kavanagh,
Managing Director
Dungar House
Northumberland Avenue
Dun Laoghaire
Co. Dublin, Ireland
Phone 353.1. 236.7007
Fax 353.1. 663.9048

Cobra Electronics (HK) Limited
Daniel S. Schiff,
General Manager
Suite 1901-4, Tower 1
The Gateway
25 Canton Road, Tsimshatsui,
Kowloon, Hong Kong
Phone (852) 2369 0211
Fax (852) 2724 4875

COBRA ELECTRONICS CORPORATION

6500 W. Cortland Street

Chicago, Illinois 60707

773.889.8870

www.cobra.com